

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2014

Via E-mail
I. Andrew Weeraratne
Chief Executive Officer
Natural Gas Fueling and Conversion Inc.
7135 Collins Avenue, No. 624
Miami Beach, FL 33141

> **Re: Natural Gas Fueling and Conversion Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 2, 2014**
> **File No. 333-192590**

Dear Mr. Weeraratne:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Summary of the Offering, page 3

1. We reviewed your response to comment 1 in our letter dated March 18, 2014 and your disclosure on the prospectus cover page that shares will be offered from "the date of the prospectus until October 15, 2014." However, we also note that your disclosure in this section does not include an expiration date for the offering. Please revise.

Dilution, page 21

2. We reviewed your response to comment 2 in our letter dated March 18, 2014 and the revisions to your disclosure. As previously requested, please include a tabular presentation of the public contribution under the proposed offering and the effective cash contribution from the issuance of common equity acquired by officers, directors,

promoters and affiliated persons since inception assuming 25%, 50% and 75% of the shares of common stock offered are sold. Please refer to Item 506 of Regulation S-K.

3. We reviewed your response to comment 3 in our letter dated March 18, 2014 and the revisions to your disclosure. It appears that you omitted the net tangible assets before the offering in calculating net tangible book value per share of common equity after the offering. Please revise your computations accordingly.

Executive Compensation, page 43

4. We reviewed your revisions to this section, which now reflects that compensation has been paid to your CEO. Please provide additional disclosure regarding your CEO's compensation, including the factors considered when determining whether, when, and how much compensation to issue to your CEO, and which person or persons participate in the decision to compensate your CEO. For guidance, please refer to Item 402(o) of Regulation S-K.

Certain Relationships and Related Transactions, page 44

5. We reviewed your revisions in response to comment 4 of our letter dated March 18, 2014. However, we note that you did not provide the relevant disclosure pursuant to Item 404(c) of Regulation S-K for all promoters that you identify on pages F-9 and 49 of the prospectus. For example, we note that you did not disclose in this section the shares issued to Robert Sanford or Bo Engberg. Please revise.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

6. Your independent accountant's report should indicate that you are in the development stage. Please have your independent accountant revise its report to indicate that you are a development stage company. Also, please have your independent accountant refer to the statements of operations rather than the statements of expenses in the introductory paragraph.

Statement of Stockholders' Equity, page F-5

7. We note that the line item description for the balance of the components of stockholders' equity at October 31, 2014 is incorrect. Please revise the description to represent the balances at March 31, 2014.

Exhibit 5.1 – Opinion of JSBarkats, PLLC

8. We note counsel's statement in the first paragraph of counsel's opinion that the "Registration Statement relates to the offer and sale by the Selling Stockholders identified in the registration statement." However, it appears that the offering is a primary offering by the company, and the registration statement does not identify any selling shareholders or register any securities for resale. Please have counsel revise the opinion accordingly. Additionally, we note counsel's statement on page 2 of the opinion that the shares are "legally issued." Please clarify whether the shares being registered on this Form S-1 have already been issued and, if true, have counsel revise the registration statement to state that the shares "will be" legally issued. Please refer to Section II.B.1.a of Staff Legal Bulletin No. 19.

9. We note counsel's statement in the second full paragraph that counsel reviewed only the documents enumerated in paragraphs (a) – (c). Counsel must examine all documents necessary to render the required opinion. Please have counsel remove the limitation regarding the documents that counsel has examined, and ask counsel to include a statement that counsel has examined the enumerated documents and any other materials necessary and appropriate for counsel to render the required opinion.

10. Please have counsel also consent to being named in the registration statement. Please refer to Section IV of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485, Lisa Kohl, Staff Attorney, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director

cc: Sunny J. Barkats